Exhibit 2
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E-CRUITER.COM INC. LOGO


                       E-Cruiter.com Names Arthur Halloran
                              to Board of Directors

          New member brings valuable market development and operational expertise to E-Cruiter.com

Ottawa, CANADA, June 21, 2001 - E-Cruiter.com Inc. (NASDAQ - ECRU) -- a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM), has named Sony Electronics, Business Solutions Company President, Arthur Halloran to its Board of Directors.

Mr. Halloran is president of Sony Electronics Inc.'s (SEL) Business Solutions Company -- SEL's venture into providing corporate America with a single point of entry to all of Sony's product lines. The Business Solutions Company is a US$
1.5 billion company responsible for development of the business-to-business market utilizing all Sony Electronics products. Having developed the concept and structure of the Business Solutions Company for SEL, Mr. Halloran led the first effort in SEL's history to mobilize all business units to address the complete needs of a specific market.

Mr. Halloran has effectively managed sales and marketing efforts to non-traditional, non-retail markets first as vice president Special Markets and most recently as head of SEL's Diversified Market's organization. In 1996 Mr. Halloran was inducted into the prestigious Sony Samurai Society, comprised of individuals recognized for unique integrity, outstanding personal and professional performance and overall leadership qualities.

"Having completed our first year as a public company, we continue to mature as an organization and are aggressively expanding our reach into the U.S. market," said Michael Mullarkey, President and CEO for E-Cruiter.com. "I am delighted that Art will be joining our Board of Directors. Art will bring valuable strategic and operational insight to E-Cruiter.com. His extensive business-to-business market development experience is a natural complement to our current North American market development strategy."

About E-Cruiter.com Inc.
E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., and Watson Wyatt Worldwide to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

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E-Cruiter.com Media Contacts:
Kim Layne                             Maggie O'Lett-Patterson
E-Cruiter.com                         High Road Communications
Tel: 613-236-2263 ext. 266            A Fleishman-Hillard Company
E-mail: kim.layne@ecruiter.com        Tel: 613-236-0909 ext. 314
        ----------------------        E-mail: molett@highroad.com
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Investor Relations Contacts:
Tammie Brown                          Craig Armitage
E-Cruiter.com                         Fleishman-Hillard
Tel: 613-236-2263 ext. 263            Tel: 416-214-0701 ext. 322
E-mail: tammie.brown@ecruiter.com     E-mail: armitagc@fleishman.com
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